Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-211837

July 6, 2016

Ashford Hospitality Trust, Inc.

7.375% Series F Cumulative Preferred Stock

(Liquidation Preference $25.00 per share)

Pricing Term Sheet

July 6, 2016

Issuer:	Ashford Hospitality Trust, Inc.

Security:	7.375% Series F Cumulative Preferred Stock (the “Series F Preferred Stock”)

Size:	4,800,000 shares

No Option to Purchase Additional Shares:	The underwriters will not have an option to purchase any additional shares of Series F Preferred Stock

Maturity Date:	Perpetual (unless redeemed by the Issuer on or after July 15, 2021 or pursuant to its special optional redemption right, or converted by a holder in connection with certain changes of control)

Trade Date:	July 6, 2016

Expected Settlement and Delivery Date:	July 13, 2016 (T+5)

Liquidation Preference:	$25.00 per share plus accrued and unpaid dividends

Dividend:	7.375% of the $25.00 liquidation price (or $1.84375 per share) per annum

Dividend Payment Dates:	January 15, April 15, July 15 and October 15, beginning October 17, 2016

Public Offering Price:	$25.00 per share; $120,000,000 total

Underwriting Discounts and Commissions:	$0.7875 per share; $3,780,000 total

Conversion Rights:

Upon the occurrence of a “Change of Control,” holders of the Series F Preferred Stock will have the right (unless, prior to the Change of Control Conversion Date, the Issuer has provided or provides notice of its election to redeem the Series F Preferred Stock) to convert some or all of the Series F Preferred Stock into a number of shares of the Issuer’s common stock per share of Series F Preferred Stock to be converted equal to the lesser of:

(1)  the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference plus the amount of any accrued and unpaid dividends to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series F Preferred Stock dividend payment and prior to the corresponding Series F Preferred Stock dividend payment date, in which case no additional amount for such accrued and unpaid dividend will be included in this sum) by (ii) the Common Stock Price; and

(2)  9.68992 (the “Share Cap”), subject to certain adjustments;

subject, in each case, to provisions for the receipt of alternative consideration as described in the preliminary prospectus supplement dated July 6, 2016 (the “preliminary prospectus supplement”).

The Share Cap is subject to pro rata adjustments for any share splits (including those effected pursuant to a distribution of the Issuer’s common stock), subdivisions or combinations (in each case, a “Share Split”) with respect to the Issuer’s common stock as described in the preliminary prospectus supplement.

The “Change of Control Conversion Date” is the date the Series F Preferred Stock is to be converted, which will be a business day that is no fewer than 20 days nor more than 35 days after the date on which the Issuer provides the notice described above to the holders of Series F Preferred Stock.

The “Common Stock Price” will be: (i) the amount of cash consideration per share of common stock, if the consideration to be received in the Change of Control by the holders of the Issuer’s common stock is solely cash; or (ii) the average of the closing prices for the Issuer’s common stock on the New York Stock Exchange (“NYSE”) for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control, if the consideration to be received in the Change of Control by the holders of the Issuer’s common stock is other than solely cash.

Change of Control:

A “Change of Control” will be deemed to have occurred at such time after the original issuance of the Series F Preferred Stock when the following has occurred:

(1)  the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of shares of the Issuer’s stock entitling that person to exercise 50% or more of the total voting power of all shares of the Issuer’s stock entitled to vote generally in elections of directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

(2) following the closing of any transaction referred to in clause (1) above, neither the Issuer nor the acquiring entity or surviving entity has a class of common securities (or American Depositary Receipts representing such securities) listed on the NYSE, the NYSE MKT (“NYSE MKT”), or the NASDAQ Stock Market (“NASDAQ”), or listed on an exchange that is a successor to the NYSE, NYSE MKT or NASDAQ.

Optional Redemption:	On and after July 15, 2021, redeemable in whole or in part at a redemption price equal to $25.00 per share plus any accrued and unpaid dividends

Special Optional Redemption:

Upon the occurrence of a Change of Control, in addition to the Issuer’s right to redeem some or all of the shares of Series F Preferred Stock upon the exercise by a holder of its change of control conversion right, the Issuer may, at its option, redeem the Series F Preferred Stock, in whole or in part within 120 days after the first date on which such change of control occurred, by paying $25.00 per share, plus any accrued and unpaid dividends to, but not including, the date of redemption.

Use of Proceeds:

The Issuer expects that the net proceeds from the sale of the Series F Preferred Stock offered hereby (after deducting the underwriting discounts and commissions and estimated offering expenses) will be approximately $115,920,000. The Issuer intends to use the net proceeds to pay the redemption price on its 9.000% Series E Cumulative Preferred Stock (the “Series E Preferred Stock”).  To the extent that the proceeds from this offering are greater than the amount necessary to redeem the Series E Preferred Stock, the Issuer will use such excess for general corporate purposes.

Joint Book-Running Managers:	Morgan Stanley & Co. LLC UBS Securities LLC

Co-Managers:

Robert W. Baird & Co. Incorporated

Canaccord Genuity Inc.

Credit Agricole Securities (USA) Inc.

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

FBR Capital Markets & Co.

Janney Montgomery Scott LLC

JMP Securities LLC

KeyBanc Capital Markets Inc.

Listing:	The Issuer intends to file an application to list the Series F Preferred Stock on the NYSE under the symbol “AHTPrF.”

CUSIP/ISIN:	044103 604 / US0441036045

This communication is intended for the sole use of the person to whom it is provided by us.  This communication does not constitute an offer to sell the Series F Preferred Stock and is not soliciting an offer to buy the Series F Preferred Stock in any jurisdiction where the offer or sale is not permitted.

The Issuer has filed a registration statement (including the preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: Morgan Stanley & Co. LLC toll-free at 1-866-718-1640 or email: prospectus@morganstanley.com; or UBS Securities LLC toll-free at 1-888-827-7275.

ANY DISCLAIMER OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED, SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.